UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number: 001-13859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN GREETINGS RETIREMENT

PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN GREETINGS CORPORATION

ONE AMERICAN ROAD

CLEVELAND, OHIO 44144

REQUIRED INFORMATION

The following audited financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):

1.	Statement of net assets available for benefits as of December 31, 2012 and 2011.

2.	Statement of changes in net assets available for benefits for the years ended December 31, 2012 and 2011.

EXHIBITS

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN

June 28, 2013	By:		/s/ Stephen J. Smith

		Name:	Stephen J. Smith
		Title:	As Senior Vice President and Chief Financial Officer of American Greetings Corporation

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

American Greetings Retirement Profit Sharing and Savings Plan

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

American Greetings

Retirement Profit Sharing and Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Benefits Advisory Committee of the American Greetings

Retirement Profit Sharing and Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SS&G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio

June 28, 2013

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value	$729,654,181	$679,027,466

Receivables:
Employer contributions	14,389,843	15,236,242
Participant contributions	67,825	71,269
Notes receivable from participants	6,051,168	5,505,793

Total receivables	20,508,836	20,813,304

Net assets available for benefits	$750,163,017	$699,840,770

See notes to financial statements.

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$62,544,563	$(19,902,618)
Interest and dividends	17,655,539	19,319,622
Interest income from participant loans	243,831	199,258
Contributions:
Participants	18,425,138	18,758,630
Employer	13,580,487	15,236,242
Rollovers	925,517	522,341

Total additions	113,375,075	34,133,475

Deductions
Benefits paid directly to participants	62,983,189	53,340,526
Administrative expenses and other deductions	69,639	52,287

Total deductions	63,052,828	53,392,813

Net increase (decrease)	50,322,247	(19,259,338)
Net assets available for benefits at beginning of year	699,840,770	719,100,108

Net assets available for benefits at end of year	$750,163,017	$699,840,770

See notes to financial statements.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of American Greetings Corporation (the “Corporation” and “Plan Sponsor”) and its domestic subsidiaries. Employees classified as Territory Leads, Merchandisers, leased employees and certain union employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Corporation, at its discretion, may make a profit sharing contribution in an amount to be determined by the Corporation. Historically, the Corporation annually contributed 8% of its consolidated domestic pretax profits, excluding gains and losses from capital assets, intercompany dividends and foreign currency transactions, to the Plan. The Corporation made contributions of $7,535,329 and $9,413,356, which were recorded as contributions receivable for 2012 and 2011, respectively. The profit sharing contributions were based on the Corporation’s pre-tax profits for its fiscal years ended February 28, 2013 and February 29, 2012, respectively.

Participants may contribute 1% to 50% of pre-tax annual compensation (“401(k) contributions”) or after-tax annual compensation (“Roth contributions”) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation, at its discretion, may annually contribute 40% of up to the first 6% of annual compensation that a participant contributes to the Plan. The Corporation’s matching contributions which were recorded as contributions receivable, were $5,055,192 and $5,222,886 for 2012 and 2011, respectively. All contributions are invested in accordance with the participants’ investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, to any of the investment options offered under the Plan.

Participant Accounts and Vesting

Each participant’s account is credited with the participant’s 401(k) contributions, Roth contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings, and is charged with allocations of administrative expenses. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow against their elected deferred 401(k) contribution, Roth contribution or rollover contribution accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding Plan loan in the prior twelve months) or 50% of their account balance. Loan terms range from 12 to 54 months for general purpose loans and 12 to 240 months for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account. The interest rate on a participant loan is set at the prime rate plus 1% on the first business day of the calendar quarter in which the loan originates and remains fixed for the loan’s term. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

At the time of a participant’s retirement or termination of service, the participant may elect to receive an immediate lump sum distribution, installment payments to be paid monthly, quarterly or annually, or rollover their distribution to an individual retirement account or other eligible plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Corporation’s Class A common shares included in the American Greetings Company Stock Fund (“AG Stock Fund”) are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued. (See Note 10 regarding the proposal to acquire the Corporation.)

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2012	2011
Vanguard PRIMECAP Fund Investor Shares	$151,568,424	$147,857,992
JPMorgan Core Bond Fund; Select Class	127,058,976	125,951,002
Vanguard 500 Index Fund Signal Shares	98,649,133	92,040,168
Vanguard Prime Money Market Fund	70,016,892	71,700,897
Vanguard Wellington Fund Investor Shares	52,123,882	48,601,621

During the years ended December 31, 2012 and 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2012	2011
Registered investment companies	$57,636,464	$(11,387,492)
AG Stock Fund	4,908,099	(8,515,126)

Net appreciation (depreciation) in fair value of investments	$62,544,563	$(19,902,618)

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated, in all material respects, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and believes that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Transactions with Parties in Interest

The Plan held 962,977 Class A common shares of the Corporation in the AG Stock Fund at December 31, 2012, with a fair value of $16,264,682 (1,032,663 Class A common shares at December 31, 2011, with a fair value of $12,918,615). Dividend income on the Corporation’s common shares of $646,851 and $542,824 was recognized in 2012 and 2011, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements

Assets and liabilities measured at fair value are classified using the fair value hierarchy based upon the transparency of inputs as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The three levels are defined as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon unobservable inputs that are significant to the fair value measurement.

The following table summarizes the assets measured at fair value on a recurring basis as of the measurement dates, December 31, 2012 and 2011, and the basis for that measurement, by level within the fair value hierarchy:

At December 31, 2012:	Level 1	Level 2	Level 3	Total
Money market fund	$—	$70,016,892	$—	$70,016,892
Bond fund	127,058,976	—	—	127,058,976
Balanced funds	183,133,537	—	—	183,133,537
Stock funds
International growth	26,810,805	—	—	26,810,805
Market index	123,727,411	—	—	123,727,411
Large cap	31,073,454	—	—	31,073,454
Prime cap growth	151,568,424	—	—	151,568,424
AG Stock Fund	—	16,264,682	—	16,264,682

Total investments	$643,372,607	$86,281,574	$—	$729,654,181

At December 31, 2011:	Level 1	Level 2	Level 3	Total
Money market fund	$—	$71,700,897	$—	$71,700,897
Bond fund	125,951,002	—	—	125,951,002
Balanced funds	154,463,765	—	—	154,463,765
Stock funds
International growth	23,162,274	—	—	23,162,274
Market index	114,732,719	—	—	114,732,719
Large cap	28,240,202	—	—	28,240,202
Prime cap growth	147,857,992	—	—	147,857,992
AG Stock Fund	—	12,918,615	—	12,918,615

Total investments	$594,407,954	$84,619,512	$—	$679,027,466

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

The Plan’s valuation methodology used to measure the fair values of the mutual funds included in Level 1 were derived from quoted market prices as substantially all of these instruments have active markets. The money market fund, previously classified as Level 1, has been reclassified as Level 2 as substantially all of the fund’s investments were determined using amortized cost. The above table for 2011 has been revised to reflect management’s determination for the reclassification of this investment. This change had no impact on the Plan’s net assets or changes in net assets for either 2012 or 2011. The AG Stock Fund is valued at the net asset value of units held by the Plan at year-end.

8. Reconciliation of Financial Statements to Form 5500

Upon an event of default on a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the defaulted loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of participant loans and net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	December 31,
	2012	2011
Participant loans per the financial statements	$6,051,168	$5,505,793
Less: Certain deemed distributions of participant loans	50,190	32,981

Participant loans per Form 5500	$6,000,978	$5,472,812

Net assets available for benefits per the financial statements	$750,163,017	$699,840,770
Less: Certain deemed distributions of participant loans	50,190	32,981

Net assets available for benefits per Form 5500	$750,112,827	$699,807,789

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to Form 5500 net income:

Net increase per the financial statements	$50,322,247
Less: Certain deemed distributions of participant loans	17,209

Net income per Form 5500	$50,305,038

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

9. Voluntary Correction Program

In 2011, the Corporation identified the following operational errors relating to the Plan: (i) the failure to correctly apply the Plan’s definition of compensation in determining the level of participant deferrals and Company profit sharing and matching contributions, (ii) the failure to use the correct loan interest rate and certain failures in loan administration, (iii) the improper inclusion of certain employees who did not satisfy the Plan’s eligibility requirements, and (iv) the failure to implement automatic enrollment and escalator provisions for certain employees. To correct these operational errors, the Corporation made a Voluntary Corrections Program (VCP) submission to the IRS on September 7, 2011. In 2012, an additional error relating to the exclusion of certain elements of eligible compensation used in the determination of elective deferrals and matching contributions was discovered. Accordingly, the Corporation supplemented its original VCP application with an updated submission to the IRS on November 13, 2012. Based upon the advice of legal counsel, the Corporation expects that the IRS will accept the Corporation’s updated VCP submission, and the Corporation is committed to take such corrective actions as may be required by the IRS in response to such submission. The estimated amount of the corrective payments is $1,799,322 and is included in the employer contributions receivable at December 31, 2012, ($600,000 at December 31, 2011).

10. Proposal by Members of the Weiss Family and Related Entities to Acquire the Corporation

On September 26, 2012, the Corporation announced that its Board of Directors received a non-binding proposal from Zev Weiss, its Chief Executive Officer, and Jeffrey Weiss, its President and Chief Operating Officer, on behalf of themselves and certain other members of the Weiss family and related parties (“Family Shareholders”) to acquire all of the outstanding Class A and Class B common shares of the Corporation not currently owned by them. Subsequently, on March 29, 2013, the Corporation signed an agreement and plan of merger (the “Merger Agreement”) by and among American Greetings Corporation, Century Intermediate Holding Company (“Parent”), which upon the closing of the Merger (as defined below) will be indirectly owned by the Family Shareholders, and Century Merger Company, a wholly-owned subsidiary of Parent (“Merger Sub”). As more fully described in the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2013, at the effective time of the Merger, each issued and outstanding share of the Corporation (other than shares owned by the Corporation, Parent (which will include at the effective time of the Merger all shares currently held by the Family Shareholders), Merger Sub or holders who have properly exercised dissenters’ rights under Ohio law) will be converted into the right to receive $18.20 per share, in cash, without interest and subject to any withholding taxes, and Merger Sub will merge with and into the Corporation, with the Corporation surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”).

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

10. Proposal by Members of the Weiss Family and Related Entities to Acquire the Corporation (continued)

The consummation of the Merger is subject to customary conditions, and is further conditioned on the favorable vote of (1) at least two-thirds of the outstanding voting power of the Corporation represented by the Class A common shares and Class B common shares, voting together as a single class, and (2) a majority of the Class A common shares and Class B common shares held by persons other than the Family Shareholders, the Irving I. Stone Foundation and the Corporation’s executive officers and directors.

The Plan’s Trustee will vote the Class A common shares according to the directions received from the Plan participants that are invested in the AG Stock Fund. The Trustee will vote shares for which it has not received instructions based on the directions of the Plan’s administrative committee.

American Greetings

Retirement Profit Sharing and Savings Plan

EIN #34-0065325 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c)	Current Value (e)
	Value of interest in registered investment companies
	JPMorgan Core Bond Fund; Select Class	10,535,570 shares	$127,058,976
*	Vanguard 500 Index Fund Signal Shares	909,041 shares	98,649,133
*	Vanguard PRIMECAP Fund Investor Shares	2,181,154 shares	151,568,424
*	Vanguard Wellington Fund Investor Shares	1,540,304 shares	52,123,882
*	Vanguard Prime Money Market Fund	70,016,892 shares	70,016,892
*	Vanguard Target Retirement 2010 Fund	204,894 shares	4,944,084
*	Vanguard Target Retirement 2015 Fund	1,329,186 shares	17,784,509
*	Vanguard Target Retirement 2020 Fund	464,121 shares	11,060,009
*	Vanguard Target Retirement 2025 Fund	1,316,608 shares	17,892,698
*	Vanguard Target Retirement 2030 Fund	442,016 shares	10,334,338
*	Vanguard Target Retirement 2035 Fund	728,834 shares	10,269,274
*	Vanguard Target Retirement 2040 Fund	259,329 shares	6,011,236
*	Vanguard Target Retirement 2045 Fund	620,324 shares	9,025,712
*	Vanguard Target Retirement 2050 Fund	180,816 shares	4,175,035
*	Vanguard Target Retirement 2055 Fund	18,636 shares	462,162
*	Vanguard Target Retirement 2060 Fund	174 shares	3,785
*	Vanguard Target Retirement Income	561,042 shares	6,839,098
*	Vanguard Windsor II Fund Investor Shares	1,057,640 shares	31,073,454
*	Vanguard Wellesley Income Fund Investor Shares	1,335,865 shares	32,207,715
*	Vanguard International Growth Fund Investor Shares	1,391,324 shares	26,810,805
*	Vanguard Extended Market Index Fund Signal Shares	636,343 shares	25,078,278

	Total value of interest in registered investment companies		713,389,499

	Employer-related investments
*	American Greetings Company Stock Fund	3,017,566.151 units	16,264,682

	Total employer-related investments		16,264,682

*	Loans to participants	4.25% to 10.5%,
		various maturity dates	6,051,168

			$735,705,349

*	Indicates party in interest to the Plan.

See accompanying notes to financial statements.